SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2004 JUL -2 A 9:26
OFFICE OF INTERNA
CORPORATE FI

30 June 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04035203

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 June 2004 as published in the South China Morning Post in Hong Kong on 30 June 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

VOTING RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 29 JUNE 2004

The Board of Directors of Shangri-La Asia Limited (the "Company") is pleased to announce that the resolution (the "Resolution") relating to the Relevant Transactions contemplated under the Master Agreement was duly passed by the Independent Shareholders by way of a poll at the special general meeting of the Company held on 29 June 2004 (the "Special General Meeting").

Reference is made to the joint announcement of the Company and Kerry Properties Limited dated 3 May 2004 and the circular to shareholders of the Company dated 31 May 2004 regarding the Discloseable and Connected Transactions relating to the Joint Acquisition, Ownership and Development of Sites in Jingan District, Shanghai (the "Circular"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE SPECIAL GENERAL MEETING

The Board of Directors of the Company is pleased to announce that the Resolution was duly passed by the Independent Shareholders by way of a poll at the Special General Meeting. The poll results in respect of the Resolution are as follows:

Resolution	No. of votes (%)	
	For	Against
To approve the Relevant Transactions contemplated under the Master Agreement.	812,124,889 (99.92%)	684,000 (0.08%)

The Resolution was passed as an ordinary resolution.

Notes:

(1) As at the date of the Special General Meeting,

(a) the total number of Shares entitling the holders to attend and vote for or against the Resolution at the Special General Meeting is 1,287,826,879; and

(b) the total number of Shares entitling the holders to attend and vote only against the Resolution at the Special General Meeting: Nil.

(2) Kerry Holdings Limited ("KHL") and its associates have abstained from voting in respect of the Resolution. The following Directors of the Company, namely, Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Lee Yong Sun and Mr. Lui Man Shing, who are also directors of KHL, and their respective associates have also abstained from voting in respect of the Resolution.

(3) Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the Special General Meeting for the purpose of vote-taking.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 29 June 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*